Shuttle Pharmaceuticals Holdings, Inc.

One Research Court, Suite 450

Rockville, MD 20850

June 3, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn: Ms. Jordan Nimitz

Re:	Shuttle Pharmaceuticals Holdings, Inc.
Amendment to the Draft Registration Statement on Form S-1
Submitted April 26, 2022
CIK No. 0001757499

Ladies and Gentlemen:

On behalf of Shuttle Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Company” or “Shuttle”), we are hereby transmitting the Company’s response to the comment letter it received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 16, 2022, regarding the Draft Registration Statement on Form S-1 (the “Registration Statement”), as submitted confidentially to the Commission on April 26, 2022 (the “2022 Filing”).

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s responses.

Amendment No. 1 to Draft Registration Statement Submitted April 26, 2022

Prospectus Summary, page 1

1.	We note your statements on pages 6 and 51 that you intend to “[c]apitalize on [y]our first mover advantage of having potentially the first-in-class drug approved as a radiation sensitizer” and your disclosure that Cetuximab has been approved by the FDA as a radiation sensitizer. Please remove your references to your first mover advantage, and potentially first in class product. In addition to being overly speculative given your product candidates’ early stage of development, the statement appears to imply that Ropidoxuridine has the potential to be the first radiation sensitizer. Additionally, delete your belief that Ropidoxuridine has the capability to become a well tolerated sensitizer that could displace currently used drugs for radiation sensitization. The statement is overly speculative and appears to assume that your candidate is more effective than other products.

We have updated the disclosure to provide more information on Cetuximab and have removed all references to first-in-class or first mover statements. See pages 6 and 51.

1

As further explanation, Cetuximab is not a small molecule radiation sensitizer. The following statement about Cetuximab offers insight on why Cetuximab is not used much and why an orally available small molecule radiation sensitizer is desirable: Cetuximab is a recombinant monoclonal antibody that binds to epidermal growth factor receptor (EGFR) and inhibits the binding of epidermal growth factor (EGF). Cetuximab is administered via intravenous infusion and is used as monotherapy or in combination with other chemotherapies or radiation therapy. In clinical trials, cetuximab was associated with serious and fatal infusion reactions, cardiopulmonary arrest or sudden death, and serious dermatologic toxicities, toxicities that have limited enthusiasm for its use as a radiation sensitizer.

2.	We note your revisions in response to our prior comment 6. Please delete your statement plans to rapidly develop Ropidoxuridine and HDAC inhibitor (SP-2-225) and clearly state that it may be several years before you are able to file an application for an NDA with the FDA. Similarly revise pages 48 and 51.

We have updated the disclosure to delete the “rapidly develop” statement and have added a statement that it may take years to file an NDA application.

3.	We note your response to our prior comment 8 and reissue. It is inappropriate for you to state or imply that your product candidates are effective or are likely to be found effective. You may present clinical trial end points and objective data results from your clinical trials without concluding that the product candidate was effective or had an impact on the observed results. Please revise or remove these and similar statements/inferences throughout your prospectus:

●	Any statements that your research has “demonstrated”, “shown”, “suggests” a certain effect or safety, such as , “these data are interpreted as demonstrating safety of IPdR with RT in humans”, and “[p]reclinical models suggest that selective HDAC6 inhibitors may lead to effective therapy.”
●	Any statements that imply or conclude that your products cause a certain effect, such as “Preliminary data using radiation therapy in combination with IUdR suggests that the combination may offer delay and disease progression of up to 6 months” and “efficacy . . . has been observed following treatment of sarcomas by the combination of IUdR and RT.”
●	Any characteristics of clinical results or data as “favorable” or having “potential” for certain effects, such as “we have data suggesting these drugs also have potential immune regulatory properties.”

We have modified the suggestive or interpreted sentences throughout the registration statement to delete adjectives implying anticipated or suggested favorable interpretation as summarized above. We have retained the data supported statements in the amended document.

4.	Please revise the graphic at the bottom of page 2 to use a term other than “expected outcome,” such as trial endpoint. It currently appears that you maybe predicting the outcome of the trial.

We have edited the Overview of Radiation Sensitizer Development graphic to remove the expected outcome heading on page 2.

Market Opportunity, page 6

5.	We have reviewed your revisions in response to our prior comment 6. Please tell us how you arrived at the Estimated RT Cases estimates and disclose any material assumptions and limitations associated with these estimates. Please also explain why you have presented the market opportunity related to indications for which you are not currently developing target candidates, such as liver and esophageal cancers.

Based on the mechanism of action, Ropidoxuridine is metabolized to IUdR and IUdR is incorporated into DNA for radiation sensitization. Therefore, growing cells in all cancers that undergo radiation therapy are candidates for radiation sensitization by Ropidoxuridine.

2

The proportion of patients in each cancer type that present with RT indications is based on published data from the following publication: Delaney G, Jacob S, Featherstone C, Barton M., “The role of radiotherapy in cancer treatment: estimating optimal utilization from a review of evidence-based clinical guidelines,” Cancer. 2005 Sep 15;104(6):1129-37. doi: 10.1002/cncr.21324.

The number of cases by disease site for 2021 in the U.S. was estimated from data in the ACS Facts & Figures publication. The estimated RT cases were determined by multiplying the number of cases by the fraction optimally receiving RT for each disease site. The Table legend on page 6 has been amended to provide clarification. All listed disease sites disclosed in the registration statement offer potential market opportunities for sensitization.

Our Development Strategy, page 6

6.	We note your response to our prior comment 12. Please clarify here that Temodar is a drug that has shown some activity in treating brain tumors.

Adding Temozolamide to RT improved survival of patients treated for glioblastoma by four months. Most clinicians see this as a small improvement. van Genugten JA, Leffers P, Baumert BG, Tjon-A-Fat H, Twijnstra A. Effectiveness of temozolomide for primary glioblastoma multiforme in routine clinical practice. J Neurooncol. 2010 Jan;96(2):249-57. doi: 10.1007/s11060-009-9956-7. Epub 2009 Jul 7. PMID: 19582373; PMCID: PMC2808536.

We have amended the sentence to note this four-month improved survival. See page 57.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 43

7.

We note your response to prior comment 2. As previously requested, please expand your disclosure to include the costs incurred during each period presented for each of your key research and development products/projects. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project.

The Company has expanded on costs by project, including a table detailing the breakdown of the costs per project, noting that the NIH funded projects are reimbursed on a fixed price basis. Therefore, all research and development costs not reimbursed by the NIH are funded by the Company. See pages 44 and 45.

8.

Please expand your disclosure, under this heading, to provide a qualitative and quantitative discussion and analysis of the changes in your general and administrative expenses from the prior period in accordance with Item 303(b) of Regulation S-K.

We have expanded the disclosures under Management’s Discussion and Analysis to include a paragraph addressing general and administrative expenses, including a discussion of such changes from the prior period. See pages 44 and 45.

Business
Our Pipeline, page 49

3

9.

We note your response to our prior comment 15. Since you are currently conducting a Phase 1b/2 trial it continues to appear that you have not completed all required Phase 1 trials and therefore it is inappropriate to portray that you have completed Phase 1 testing. Please revise your pipeline table accordingly. Alternatively, explain the basis for your belief that a Phase 1b/2 trial was not required for development of Ropidoxuridine for brain tumors and sarcomas and that you could have relied on the phase 1 trial relating to advanced GI cancers and proceeded to a Phase 2 trial.

Since the Phase I clinical trial has been completed and published, and the maximum tolerated dose (MTD) has been established at 1200 mg per day for 28 days, the trial we are proposing here has been updated to properly refer to it as a Phase II clinical trial. Referring to it as a Phase II clinical trial is appropriate considering we have completed the Phase I clinical trial. We have incorporated this clarification of the terminology into the current document.

10.

We note your revisions in response to our prior comment 17 and reissue. Given the limited amount of disclosure related to these programs, please explain why these programs are sufficiently material to your business to warrant inclusion in your pipeline table. If they are material, please expand your disclosure in your Business section to provide a more fulsome discussion of these, including:

●	the nature, objective, and current status of each project, and the intended market for the products;
●	steps necessary to complete each project, including a description of preclinical studies and clinical validation and what you must demonstrate in order to receive FDA approval; and
●	the extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the development of each product candidate.

Please also expand your “Government Regulation and Product Approval” to describe the applicable regulations related to these types of products.

We have removed the ancillary projects from the pipeline figure because the capital to be raised via this IPO is not intended or sufficient to fund those projects. This IPO capital raise will not raise funds for the commercialization of the health disparities project or the predictive biomarker project. Going forward, our plan is to continue our research on those projects solely through NIH funding. As Shuttle Pharma has a proven record of success in competing for government funded contracts from the NIH SBIR program and intends to apply for future, non-dilutive NIH SBIR phase IIb funding for these projects, we are disclosing these projects in the Registration Statement.

Shuttle Pharma is not seeking FDA approval of the prostate cancer cell cultures.

Shuttle Pharma has completed the analytical validation of the candidate predictive biomarker and will seek NIH SBIR Phase IIb funding to perform the clinical validation.

Radiation Therapy, page 52

11.	You indicate on page 52 and in your table on page 62 that Cetuximab is being used off label for its radiation sensitizing properties. However, you indicate on pages 6 and 51 that it has been approved by the FDA as a radiation sensitizer. Please explain the discrepancy.

Cetuximab is a recombinant monoclonal antibody that binds to epidermal growth factor receptor (EGFR) and inhibits the binding of epidermal growth factor (EGF) to inhibit cell growth. It has FDA approval as a radiation sensitizer. We have corrected the errors on pages 52 and 62.

4

Principal and Selling Stockholders, page 83

12.

Please revise footnote 9 to clarify whether Steven Bayern has control over shares held by Bayern Capital and disclose Steven Bayern’s role as a consultant for the company. See

Item 507 of Regulation S-K.

Steven Bayern controls the shares held by Bayern Capital and serves as a business development consultant to Shuttle Pharma. This ownership and control has been reflected in footnote 9 to the principal and selling stockholders table.

Related Party Transactions, page 83

13.	We note your revisions in response to our prior comment 23. Please identify the “spouse of an officer of the Company” and the officer in the June 21, 2021 transaction.

We have identified the spouse as Mrs. Dritschilo and the officer of the company as Dr. Dritschilo.

14.

We note your disclosure stating that, on September 22, 2021, Mrs. Dritschilo, who is one of your major shareholders, transferred 210,000 shares of Company common stock to Steven Bayern, who was performing certain consulting services for the Company. Please expand your disclosure to clarify the reason the shares were transferred to Bayern, tell us how you accounted for this transaction in your financial statements, and confirm that your financial statements reflect all the costs of doing business including all expenses paid by shareholders on behalf of the Company. Refer to SAB Topic 1:B, SAB Topic 5:T and ASC 220-10-S99-4.

Mrs. Dritschilo sold 210,000 shares (105,000 shares post-split) of Shuttle Pharma common stock to Mr. Bayern in a private transaction. As Steve Bayern was serving as a consultant to the Company at the time of the transfer, however, we have included disclosure of the issuance in the Company’s financial statements, even though the sale and transfer was a private transaction. We have updated the financial statements to show a one-time transaction cost of $420,000 to account for the value of the consulting services and transfer of shares valued at $4.00 per share. This update accounts for all the costs of doing business during this trial period leading up to the 2022 monthly consulting fee agreement. See page 84.

We thank the Staff in advance for its review of the foregoing in relation to the Company’s Registration Statement on Form S-1. We respectfully request that you provide us with any additional comments on or before June 10, 2022. Should you have any questions or concerns, kindly contact our counsel, Megan J. Penick, Esq. or Stephen Weiss, Esq. of Michelman & Robinson, LLP, by telephone at (646) 320-4104 or (917) 797-0015, respectively.

Sincerely,

/s/ Anatoly Dritschilo

Anatoly Dritschilo, M.D.
Chief Executive Officer
Shuttle Pharmaceuticals Holdings, Inc.

5